Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC” or the "Company")

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 04/30/2025: 3,085,452 Common Shares.

Date: May 5, 2025

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•	On April 11, 2025, the Issuer announced the following corporate updates:

Nasdaq Notification Letter

The Company has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated April 9, 2025, notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(b)(1).

Nasdaq Listing Rule 5550(b)(1) (the “Listing Rule”) requires companies listed on the Nasdaq Capital Market to maintain a minimum of US$2.5 million in stockholders’ equity for continued listing. In the Company’s Form 20-F for the period ended December 31, 2024, dated March 31, 2025, the Company reported stockholders’ equity of US$ $2,184,7221. As of April 8, 2025, Nasdaq has also determined that the Company does not meet the alternative requirements relating to market value of listed securities or net income from continuing operations and, therefore, no longer complies with the Listing Rule.

The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market at this time, subject to the Company’s compliance with other Nasdaq listing requirements. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company has been provided 45 calendar days, or until May 26, 2025, to submit a plan to regain compliance. If such compliance plan is accepted by Nasdaq, the Company may be granted an extension of up to 180 calendar days from the date of the Notification Letter to evidence compliance.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable. Although the Company will use all reasonable efforts to achieve compliance, there can be no assurance that the Company will be able to regain compliance pursuant to the Notification letter, or that the Company will otherwise be in compliance with other Nasdaq listing criteria.

The Notification Letter has no immediate impact on the listing of the Company’s common shares, which will continue to be listed and traded on The Nasdaq Capital Market during this period, subject to the Company’s compliance with other listing standards.

Purchase of remaining 26% of Focus Medical Herbs Ltd.

Through a series of transactions, the Company, through I.M.C. Holdings Ltd. (“IMC Holdings”), a wholly owned subsidiary of the Company, acquired a 74% interest in Focus Medical Herbs Ltd. (“Focus”). The Company intends to acquire from Ewave Group Ltd.’s (“Ewave”) the remaining 26% interest in Focus (the “Focus Transaction”). Ewave is a privately-held entity jointly owned by Messrs. Shuster and Gabay, related parties to the Company.

The Board commissioned an arm’s length independent third-party to prepare a report to determine the purchase price of the remaining 26% interest in Focus. They determined the purchase price to be NIS 818,740 (the “Focus Purchase Price”). The Company, IMC Holdings and Ewave have agreed that to preserve the Company’s cash, they intend to settle the Focus Purchase Price through the issuance of common shares in the capital of the Company (“Common Shares”) calculated on the basis of a deemed price per Common Share equal to the greater of: (x) the ten-day volume weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) ending on the date the Company receives disinterested shareholders’ approval to complete the Focus Transaction; and (y) the discounted market price pursuant to the policies of the CSE.

The Company plans to seek approval to complete the Focus Transaction from disinterested shareholders at its upcoming annual general and special meeting schedule for May 23, 2025 (the “Meeting”).

Background of the Focus Transaction

On February 3, 2010, Focus, a private company operating in the State of Israel, was incorporated to engage in the cultivation and production of medical cannabis in compliance with a license issued by the Israeli Medical Cannabis Agency (“IMCA”). These operations continued until June 2022 when Focus ceased its cultivation and production activities related to medical cannabis and transitioned exclusively to the importation activities.

Originally, Focus was owned by Messrs. Shuster and Gabay, who collectively held 74% of Focus’ share capital, and by Tal Tregerman, an agriculturist, who held the remaining 26%.

On November 29, 2017, Ewave and Mr. Tregerman entered into a loan agreement (the “Focus Loan Agreement”) pursuant to which Mr. Tregerman received a loan in the amount of NIS 525,000 from Ewave for a period of 12.5 years at an annual interest rate of 6%. Pursuant to the terms and conditions of the Focus Loan Agreement, Ewave was provided the option to acquire Mr. Tregerman 26% share interest in Focus in settlement of the outstanding loan amount.

On March 18, 2018, Messrs. Shuster and Gabay sold their combined holdings, representing 74% of Focus’ share capital, to IMC Holdings for a total consideration of NIS 2,960,000 at a price of per share of NIS 822.22.

Due to regulatory constraints, on April 2, 2019, an agreement was reached between IMC Holdings and Messrs. Shuster and Gabay, pursuant to which IMC Holdings sold its shares in Focus back to Messrs. Shuster and Gabay for a total consideration of NIS 2,756,000. Simultaneously, the parties signed an option agreement pursuant to which Messrs. Shuster and Gabay granted IMC Holdings the right to purchase (the “Focus Option”) 3,600 ordinary shares of Focus (each, a “Focus Share”), representing their combined 74% ownership interest in Focus, at a price of NIS 765.67 per Focus Share until April 2, 2029, subject to IMCA approval.

On November 30, 2023, IMC Holdings requested approval from IMCA to exercise the Focus Option and on February 26, 2024, IMCA approved IMC Holdings’ acquisition of the Focus Shares.

On February 26, 2024, Ewave exercised its option under the Focus Loan Agreement to acquire Mr. Tregerman 26% share interest in Focus in settlement of the outstanding loan amount.

The Focus Transaction constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), due to the involvement of Ewave, a privately-held entity jointly owned by Messrs. Shuster and Gabay, related parties to the Company, and as such requires the Company to receive minority Shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction, unless the Company is able to rely on exemptions from the formal valuation and minority Shareholder approval requirements of MI 61-101.

Notwithstanding the fact that the Focus Transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the subject matter of the transaction, nor the consideration payable under the transaction, exceeds 25% of the Company’s market capitalization insofar as it involves interested parties, the Board commissioned an arm’s length third-party to prepare a report to determine the Focus Purchase Price and the Company is seeking disinterested shareholders’ approval of the Focus Transaction at the upcoming Meeting as a means of good governance.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Germany, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH and in Israel through its subsidiaries.

Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market following legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In April 2025, the Issuer launched a high-THC premium cannabis strain in Israel, called "PICO GUVA BOBA". In addition, two new brands were launched in Israel under the name Caramel with the strain "THE AF CARMAL" and TOKEN with the strains "BLUE.C" and "FU.B".

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In April 2025, the Issuer hired 0 new employees, and 0 resignations or terminations of employee occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Not applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact since its started and until this day, however, there might be a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. While there are damages, it is still too early to fully assess the extent of their impact.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on August 7, 2023 (the "Reform"). The new regulations are expected to remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export, all of which may materially and positively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical. On December 8, 2023, the Issuer announced a 3-month delay of the anticipated Reform that was originally scheduled for December 29, 2023, due to the Israel-Hamas war.

On April 1st, 2024 the issuer announced that the Reform will be implemented in phases, as approved and announced by the Israeli Ministry of Health. The key aspects of the initial phase, commencing April 1st, are as follows:

1.
Change in the prescription process: patients with a wide range of diseases and medical conditions from Oncology to Parkinsons will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. Pain and PTSD are not included in the Reform yet.

2.
Medical cannabis will now be prescribed through the HMO’s, Israel’s public healthcare system: until the Reform, cannabis could not be prescribed through the HMO’s which cover the entire Israeli population.

3.
The number of prescribing physicians will increase: as of today, HMO physicians, who are dully trained and certified within their field of expertise, can prescribe medical cannabis as a first line treatment, as opposed to a last resort, based on medical discretion for the approved indications.

4.	The cost for prescription will be reduced: the Ministry of Health limited the cost for a medical cannabis prescription.

"Anti-Dumping” investigation into cannabis imports from Canada

On January 18, 2024 , The Commissioner for Trade Levies at the Ministry of Economy and Industry, announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage. The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation. The Issuer has submitted on March 10, 2024, the relevant questionnaires regarding Focus Medical Herbal Ltd, IMC Pharma Ltd and Rosen High Way Ltd, it's related company and subsidiaries, respectively.

On June 18, 2024, the Ministry of Economy and Industry announced that it has decided to postpone the final deadline for obtaining its preliminary decision until July 18, 2024.

On July 10th, 2024, the Commissioner published a preliminary decision regarding the investigation and findings determining that there is dumping and consequent injury, on the basis of best information available. The Company is evaluating the preliminary decision and its potential impact on the Company and its subsidiaries. Focus Medical Herbs Ltd. And IMC Pharma Ltd. submitted their response on August 23, 2024.

As part of the preliminary decision, the Commissioner determined that a temporary guarantee is not necessary at this stage, and the Company is now awaiting the Commissioner’s final decision. This decision must be approved by the Ministry of Economy’s Director General, following consultation with the Ministry of Finance’s Budgets Director. The local growers have filed an administrative petition against the Commissioner’s decision not to impose a temporary guarantee. The company submitted a request to the court to join the petition to argue against the claims of the local growers. A hearing on the petition has not yet been scheduled.

On November 10, 2024, the Commissioner published the final report on the investigation into cannabis imports from Canada, recommending the imposition of tax levies.

According to the recommendations, a tax of 175% will be imposed on cannabis imports from Canadian companies that did not cooperate with the investigation, while major importers that participated will be subject to lower tax rates, starting at 2% and increasing incrementally. The Company is currently reviewing these recommendations and considering steps to prevent or mitigate the final decision.

On November 24, 2024, the Issuer submitted its formal response to the advisory committee, which is responsible for developing and submitting recommendations to the Minister of Treasury prior to the minister's final decision in this regard. It is currently uncertain when the advisory committee will conclude its deliberations or what outcome can be anticipated at this stage.

On December 11, 2024, the Advisory Committee held its first meeting where the Company participated and presented its arguments against the imposition of dumping tax. The Advisory Committee has not yet sent its recommendations to the Minister of Treasury nor published any recommendations. Following the first meeting, the Company sent a letter to the Advisory Committee, presenting both new and existing arguments for consideration before the Committee submits its recommendations to the Minister of Treasury.

On January 26, 2025, the Jerusalem District Court held a hearing on the administrative petition filed by the local growers seeking to impose a temporary guarantee. The judge recommended that the local growers withdraw their petition. The local growers subsequently submitted their consent to withdraw the petition without costs being imposed. The parties must submit their response regarding the request to waive costs by February 4, 2025.

On February 4, 2025, the Company has submitted its response, stating that it is not waiving costs from the local growers. Following this, the Court decided to close the petition without costs.

On April 10, 2025, the Minister of Economy and Industry, Mr. Nir Barkat, decided to fully adopt the recommendations of the Public Advisory Committee and impose an anti-dumping tax of up to 165% on imported medical cannabis flowers from Canada, for a period of four years. The tax is intended to assist Israeli growers against unfair competition from imported Canadian cannabis sold at dumped prices, which threatens the viability of the local industry. The tax will take effect following the approval of the Minister of Treasury and the Finance Committee of the Knesset (the Israeli Parliament). Minister Barkat's decision followed a complex process, during which he was temporarily barred from involvement due to a conflict of interest. Efforts to assign the matter to another minister were unsuccessful, and Barkat ultimately resumed responsibility and made the decision amid strong lobbying efforts both for and against the tax.

On April 24, 2025, the Minister of Treasury issued his final decision, rejecting Minister Barkat's decision to impose anti-dumping levies on cannabis imports from Canada. The Minister of Treasury's decision was based on a comprehensive review of the investigation findings, the Commissioner’s recommendation, the advisory committee’s conclusions, the position of the Competition Authority, the Ministry of Health’s views, and additional public comments. After hearing all relevant parties, including local growers and importers, and consulting with Ministry of Finance experts, the Minister concluded that imposing the levy would harm the macroeconomic development of the local cannabis market and the broader Israeli economy. He emphasized that the cannabis sector is still developing, that competition has significantly improved product quality and reduced prices, and that maintaining competitive pressure from imports is essential for the industry’s healthy growth and global competitiveness.

Nonetheless, on April 29, 2025, the Minister of Economy and Industry issued his final decision, rejecting the objections raised against the imposition of the anti-dumping levy. In his statement, the Minister concluded that the objections did not meet the legal standards set by applicable law and the Attorney General’s guidelines. He further stated that, in the absence of any substantive legal refusal submitted within the statutory timeframe, there was no basis to delay or prevent the imposition of the levy. Accordingly, he decided to proceed with promoting the anti-dumping tax. However, pursuant to the Trade Levies and Defense Measures Law, the final authority on whether to impose such levies lies with the Minister of Treasury. In light of this, and in response to the apparent contradiction between the decisions of the Minister of Economy and the Minister of Treasury, the Company has sent formal letters to the Attorney General of the Government and to the Legal Advisor of the Knesset, requesting their determination that the Minister of Economy's decision to proceed despite the Minister of Treasury’s rejection is not in accordance with the law.

Germany - BfArM Regulation

Following the approval of the federal government’s draft law "on the controlled use of cannabis" by the Bundestag (BT Drs. 20/8704, 20/8763, 20/10426) on February 23, 2024, and the Bundesrat on March 22, 2024, the law came into force on April 1, 2024. Medicinal cannabis is now regulated under the new Medical Cannabis Act (MedCanG), removing cannabis for medical purposes from the scope of the Narcotics Act (BtMG). As of April 1, 2024, domestic cultivation licenses for medical cannabis are no longer subject to tender procedures. Instead, cultivation, distribution, and importation of medical cannabis are governed by the MedCanG and pharmaceutical laws, simplifying access while maintaining strict regulatory oversight through the Federal Institute for Drugs and Medical Devices (BfArM).

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 5, 2025

Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End April 2025	Date of Report YY/MM/D 2025/05/5
Issuer Address 3606 – 833 Seymour Street
City/Province/Postal Code Vancouver, BC V6B 0G4	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/